NETWOLVES CORPORATION
                      4805 Independence Parkway, Suite 101
                              Tampa, Florida 33634


Via Fax and Edgar
202-772-9205

                                                     February 9, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C.    20549

Re:      NetWolves Corporation
         Registration Statement on Form SB-2
         Registration No. 333-137567

Gentlemen:

     The undersigned, on behalf of NetWolves Corporation, hereby requests acceleration of NetWolves Corporation's aforesaid Registration Statement to Monday, February 12, 2007 at 10:00 a.m., or as soon thereafter as is practicable. The Company would also appreciate telephone notice of such effectiveness to David H. Lieberman, Esq. at (516) 433-1200.

     NetWolves Corporation acknowledges that:

     o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o We may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                              Very truly yours,

                                              NETWOLVES CORPORATION


                                               /s/ Peter C. Castle
                                              By:  Peter C. Castle
                                              Chief Financial Officer
cc:      Larry Spirgel
         Kyle Moffatt
         Michael Henderson